--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                  SCHEDULE TO
                                 (RULE 14D-100)
                               (AMENDMENT NO. 1)

           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                             ---------------------

                       PRODIGY COMMUNICATIONS CORPORATION
                           (NAME OF SUBJECT COMPANY)

                       SBC INTERNET COMMUNICATIONS, INC.
                                   (OFFEROR)

                            SBC COMMUNICATIONS INC.
                                   (OFFEROR)

                 CLASS A COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                CUSIP 74283 P107
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                                 WAYNE A. WIRTZ
                            SBC COMMUNICATIONS INC.
                             175 E. HOUSTON STREET
                             SAN ANTONIO, TX 78205
                                 (210) 351-3736
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
                  COMMUNICATIONS ON BEHALF OF FILING PERSONS)
                                WITH A COPY TO:

                               JOSEPH B. FRUMKIN
                              SULLIVAN & CROMWELL
                                125 BROAD STREET
                            NEW YORK, NY 10004-2498
                                 (212) 558-4000

                             ---------------------

                           CALCULATION OF FILING FEE

Transaction Valuation(1): $407,137,143 Amount of Filing Fee(2): $81,428

(1)  For purposes of calculating fee only. This amount is based upon (a) the maximum number of
     Shares to be purchased pursuant to the Offer and (b) the price offered per Share.
(2)  The amount of the filing fee, calculated in accordance with Regulation 240.0-11 under the
     Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the Transaction
     Valuation.
[X]  Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
                          Amount Previously Paid:     $81,428
                          Form or Registration No.:    Not applicable
                          Filing Party:                  SBC Internet Communications, Inc.
                                                          SBC Communications Inc.
                          Date Filed:                   October 2, 2001
[ ]  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
[X]  third-party tender offer subject to Rule 14d-1.
[ ]  issuer tender offer subject to Rule 13e-4.
[X]  going-private transaction subject to Rule 13e-3.
[X]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

  CUSIP NO. 74283 P 10 7

-------------------------------------------------------------------------------------------------------------
            NAME OF REPORTING PERSON
     1.     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            SBC Communications Inc.; I.R.S. Identification No. 43-1301883
-------------------------------------------------------------------------------------------------------------
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                         (a)  [X]
     2.                                                                                              (b)  [X]
-------------------------------------------------------------------------------------------------------------
            SEC USE ONLY
     3.
-------------------------------------------------------------------------------------------------------------
            SOURCE OF FUNDS
     4.
            AF, WC, 00
-------------------------------------------------------------------------------------------------------------
            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     5.     PURSUANT TO ITEMS 2(d) OR 2(e)                                                                [ ]
-------------------------------------------------------------------------------------------------------------
            CITIZENSHIP OR PLACE OF ORGANIZATION
     6.
            Delaware
-------------------------------------------------------------------------------------------------------------

                                      7.      SOLE VOTING POWER
NUMBER OF                                          0
SHARES                                ------------------------------------------------------------
BENEFICIALLY                          8.      SHARED VOTING POWER
OWNED BY
EACH                                               50,509,533
REPORTING                             ------------------------------------------------------------
PERSON                                9.      SOLE DISPOSITIVE POWER
WITH
                                                   0
                                      ------------------------------------------------------------
                                      10.    SHARED DISPOSITIVE POWER
                                                   50,509,533

-------------------------------------------------------------------------------------------------------------
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    11.     PERSON
            50,509,533 shares
-------------------------------------------------------------------------------------------------------------
            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12.     CERTAIN SHARES  [ ]
-------------------------------------------------------------------------------------------------------------
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13.
            41.77%
-------------------------------------------------------------------------------------------------------------
            TYPE OF REPORTING PERSON
    14.
            HC, CO
-------------------------------------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------------
  CUSIP NO. 74283 P 10 7
-------------------------

----------------------------------------------------------------------------------------------------------
            NAME OF REPORTING PERSON
    1.      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            SBC Internet Communications, Inc.; I.R.S. Identification No. 74-2937337
----------------------------------------------------------------------------------------------------------
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)  [X]
    2.      (b)  [ ]
----------------------------------------------------------------------------------------------------------
            SEC USE ONLY
    3.
----------------------------------------------------------------------------------------------------------
            SOURCE OF FUNDS
    4.
            AF, WC, 00
----------------------------------------------------------------------------------------------------------
            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    5.      PURSUANT TO ITEMS 2(d) OR 2(e)                                                     [ ]
----------------------------------------------------------------------------------------------------------
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6.
            Delaware
----------------------------------------------------------------------------------------------------------
                                                     SOLE VOTING POWER
               NUMBER OF
                 SHARES
              BENEFICIALLY
                OWNED BY
                  EACH
               REPORTING
                 PERSON
                  WITH

                                             7.
                                                     -0-
                                         -----------------------------------------------------------------
                                                     SHARED VOTING POWER
                                             8.
                                                     50,448,283
                                         -----------------------------------------------------------------
                                                     SOLE DISPOSITIVE POWER
                                             9.
                                                     -0-
                                         -----------------------------------------------------------------
                                                     SHARED DISPOSITIVE POWER
                                             10.
                                                     50,448,283
----------------------------------------------------------------------------------------------------------
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    11.     PERSON
            50,448,283 shares
----------------------------------------------------------------------------------------------------------
            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12.     CERTAIN SHARES  [ ]
----------------------------------------------------------------------------------------------------------
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13.
            41.72%
----------------------------------------------------------------------------------------------------------
            TYPE OF REPORTING PERSON
    14.
            CO
----------------------------------------------------------------------------------------------------------

     This Amendment No. 1 amends and supplements the Tender Offer Statement,
Schedule 13e-3 Transaction Statement and Schedule 13 D/A filed under cover of Schedule TO initially filed with the Securities and Exchange Commission on October 2, 2001 by SBC Internet Communications, Inc., a Delaware corporation ("SBC Internet") and an indirect wholly owned subsidiary of SBC Communications Inc., a Delaware corporation ("SBC"), to purchase all outstanding shares of Class A Common Stock, par value $0.01 per share (the "Shares"), of Prodigy Communications Corporation, a Delaware corporation (the "Company"), at a purchase price of $5.45 per Share net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 2, 2001 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, as they may be amended and supplemented from time to time, together constitute the "Offer"). Capitalized terms used herein and not otherwise defined have the respective meanings ascribed to them in the Offer to Purchase.

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     (b) and (c) On October 5, 2001, representatives of the independent directors of Prodigy selected to serve on a Special Committee of the Board of Directors of Prodigy (the "Special Committee") and representatives of SBC had a telephone conversation regarding the Offer. Participating on behalf of the Special Committee were Anthony Whittemore, Howard Lowenberg and Slavin Zimbrek of Deutsche Banc Alex. Brown Inc. Participating on behalf of SBC were Frank Connor, Matthew Darnall, Gregg Walker and Stephen Smith of Goldman, Sachs & Co. During this conversation, Mr. Whittemore outlined the process that the Special Committee intended to undertake in connection with, and in response to, the Offer and indicated that representatives of the Telmex Affiliates were observers to the Special Committee's deliberations. In addition, Mr. Whittemore outlined in a general manner some of the factors that the independent directors believed suggested that Prodigy's value might be greater than $5.45 per Share. He cited in particular improvements in Prodigy's projected EBITDA for 2001, Prodigy's guidance for projected EBITDA in 2002, the strategic value to SBC of owning all of Prodigy, as set forth in the Offer to Purchase, the value of Prodigy's tax net operating losses, the premiums paid to market price in certain comparable transactions, the greater per-subscriber valuation levels of certain comparable companies and the previous announcement of the Telmex Affiliates that they viewed the Offer as not adequately priced. Representatives of Goldman Sachs & Co.requested more information on the EBITDA projections and the participants agreed they should speak further once representatives of the independent directors finished gathering additional information about Prodigy's business and the Offer. On October 7, a group of the same individuals spoke again regarding the status of the Special Committee's deliberations. During this call Mr. Whittemore provided additional detail regarding the sources of the enhancements in Prodigy's 2001 EBITDA forecasts.

     On October 10, 2001, Mr. Connor and Mr. Darnall of Goldman, Sachs & Co. and Mr. Whittemore of Deutsche Banc Alex. Brown Inc. spoke regarding the Offer. On this call, Mr. Whittemore indicated that he was not able to provide to SBC any guidance as to an offer price that the Special Committee would be willing to recommend to Prodigy's stockholders but observed that the Special Committee felt that there was no real imperative from a strategic, financial or liquidity standpoint for Prodigy to be acquired. Mr. Whittemore also reiterated certain items from his conversation with Goldman, Sachs & Co. on October 5 regarding the Special Committee's concerns about the valuation of Prodigy reflected in the Offer. Messrs. Connor and Darnall indicated that while they did not have authority to offer any increase in price, they thought it would be helpful for the Special Committee to provide an indication as to the price range they thought the Special Committee could support. Later that day, Mr. Whittemore reported that while the Special Committee had made no formal determination, Mr. Whittemore believed that an offer in the range of a 30% to 40% premium to Prodigy's pre-September 11, 2001 10, 30 and 60 day average trading prices would likely reduce the concerns of the Special Committee regarding the offer price.

     On October 11, 2001, Mr. Connor and Mr. Darnall of Goldman, Sachs & Co. called Mr. Whittemore of Deutsche Banc Alex. Brown to advise him that SBC might be willing to consider an increase the offer price in order to obtain the support of the Special Committee and the Telmex Affiliates, but the price range previously mentioned by Mr. Whittemore significantly exceeded the level that they believed SBC was willing to consider. Mr. Connor suggested that Goldman, Sachs & Co. could have discussions with SBC regarding an increase closer to the then current trading price for Shares (which was about $6.10), and possibly up to $6.25, but that he did not have authorization to propose that amount. Mr. Whittemore advised them that he would inform the Special Committee of these discussions and that the Special Committee intended to meet with the full Prodigy board of directors on October 15. Mr. Connor asked that Mr. Whittemore respond as soon as possible.

     On Friday, October 12, 2001, Robert McClane, a member of the Special Committee, initiated what became a series of calls with Mr. Kahan in which he sought to obtain an increase in the Offer price and Mr. Kahan sought to obtain the support of the Special Committee. Each made it clear that he was exploring possibilities and did not have authorization to make any commitments. Mr. McClane began by indicating that the Special Committee had difficulties with the $5.45 offer price and suggested a price of $7.00-7.75, a level that Mr. Kahan said he did not believe SBC would be willing to offer. Mr. Kahan suggested that he believed SBC might be willing to increase its offer to $6.00-6.25. Mr. McClane responded that, although he did not speak for the Special Committee, he believed that a price of $6.55 could get the support of the Special Committee. Mr. Kahan suggested that the gap between $6.00 and $6.55 was close enough that advisors should be instructed to work over the weekend to see if agreement could be reached. In a subsequent call, Mr. Kahan and Mr. Hoover indicated that SBC would provide a draft merger agreement to the Special Committee's counsel.

     On October 13, 2001, Messrs. Watts and Frumkin had separate conversations with Mr. Renfro, counsel for the Special Committee, in which Mr. Renfro indicated that if a mutually agreeable price could be agreed he believed the Special Committee would be willing to recommend that Prodigy enter into a merger agreement with SBC to formalize the tender and merger process and reduce the conditions to the tender offer and provide greater assurance of completing the merger if the tender is completed. Mr. Renfro also pointed out the importance of the Telmex Affiliates in the process, both to satisfy the Minimum Tender Condition and to obtain the necessary Board and Board Committee approvals of any merger. Mr. Renfro indicated that the Special Committee was not in a position to speak for the Telmex Affiliates. Messrs. Watts and Frumkin separately acknowledged this and indicated that the support of the Telmex Affiliates was important. Mr. Connor spoke to Mr. Whittemore regarding the process and to ask that the independent directors contact the Telmex Affiliates to determine their position and Mr. Whittemore agreed to attempt to do so. Late on October 13, counsel for SBC furnished a draft merger agreement to counsel for the Special Committee

     As of the date hereof, discussions concerning a possible negotiated transaction are ongoing but no definitive agreement has been reached and there is no assurance that any such agreement will be reached.

ITEM 11.  ADDITIONAL INFORMATION.

     (a)(5) On September 28, 2001, an additional class action complaint was filed in the Delaware Court of Chancery against Prodigy, SBC and various directors of Prodigy. This additional complaint contains allegations and seeks remedies substantially similar to the complaints previously filed in Delaware and described in Section 12 ("Certain Legal Matters") of the Offer to Purchase, which is incorporated herein by reference. SBC is currently aware of a total of 12 such complaints pending in Delaware.

ITEM 12.  EXHIBITS.

     (a)(1)(ix)  Press Release issued by SBC on October 15, 2001.

     (a)(5)(xii) Complaint of Hans Kastensmith, individually and on behalf of all others similarly situated, against Prodigy Communications Corporation, SBC Communications Inc., et al. filed in the Court of Chancery of the State of Delaware on September 28, 2001.

ITEM 13  INFORMATION REQUIRED BY SCHEDULE 13E-3.

  Item 6.  Financial Statements.

     On October 3, 2001, Prodigy publicly announced its year-end 2001 EBITDA, revenue and subscriber projections, which revised upward the projections Prodigy previously announced in the second quarter of 2001. In addition, Prodigy provided guidance for 2002 in these areas.

     The information below is taken from publicly available records and is qualified in its entirety by reference thereto. SBC, SBC Internet and their respective representatives cannot take responsibility for the accuracy or completeness thereof. In addition, the information below is not strictly historical but rather consists of "forward-looking" statements. Although the expectations reflected in such forward-looking statements may be based on reasonable assumptions, there is no assurance that such expectations will be realized. Forward-looking statements involve known and unknown risks which may cause actual results and corporate developments to differ materially from those expected.

     Prodigy revised its 2001 projections as follows:

                                                    PREVIOUS PROJECTION    NEW PROJECTION
                                                    -------------------   ----------------
EBITDA............................................   $  40-42 million     $  52-55 million
Net Revenue.......................................   $355-365 million     $360-370 million
Subscribers.......................................    3.4-3.7 million      3.5-3.7 million

     Prodigy provided the following guidance for 2002:

EBITDA......................................................   $  90-95 million
Net Revenue.................................................   $455-480 million

ITEM 12.  THE SOLICITATION OR RECOMMENDATION.

     (e) On October 3, 2001, Telefonos de Mexico, S.A. de C.V. ("Telmex") and Carso Global Telecom, S.A. de C.V. ("CGT") announced their determination that the Offer was not adequately priced at $5.45 per Share. Furthermore, Telmex and CGT announced that they "did not rule out a sale of Prodigy and would be prepared to give thoughtful and measured consideration to an appropriate acquisition proposal." In addition, on October 11, 2001, VarTec Telecom Inc. announced that it would refuse to tender its Shares in the Offer. The company did not say in its statement how large a stake it has in Prodigy, other than it is the third-largest Prodigy stockholder.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          SBC INTERNET COMMUNICATIONS, INC.

                                          By:     /s/ RICHARD C. DIETZ
                                            ------------------------------------
                                            Name: Richard C. Dietz
                                            Title: President

                                          SBC COMMUNICATIONS INC.

                                          BY:      /s/ JAMES S. KAHAN
                                            ------------------------------------
                                            Name: James S. Kahan
                                            Title: Senior Executive Vice
                                                   President --
                                               Corporate Development

Date: October 15, 2001

                                 EXHIBIT INDEX

EXHIBIT                                DESCRIPTION
-------                                -----------
(a)(1)(ix)     Press Release issued by SBC on October 15, 2001.
(a)(5)(xii)    Complaint of Hans Kastensmith, individually and on behalf of all others similarly situated, against Prodigy
               Communications Corporation, SBC Communications Inc., et. al.
               filed in the Court of Chancery of the State of Delaware on
               September 28, 2001.